Exhibit 99.1

Uxin Reports Unaudited Fourth Quarter and Full Year 2018 Financial Results

Beijing, China, March 14, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced its financial results unaudited for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Operational Highlights:

•                      Transaction volume for the 2C business increased to 168,395 units in the fourth quarter of 2018, representing year-on-year growth of 93.6%.

•                      Transaction volume for the 2B business decreased to 72,081 units in the fourth quarter of 2018, representing year-on-year decline of 37.1%, due to the Company’s change of approach in serving consumers with car-selling needs, as well as dealers’ growing appetite for retail transactions through Uxin’s 2C platform.

•                      GMV for the 2C business increased to RMB13,058 million in the fourth quarter of 2018, representing year-on-year growth of 73.7%.

•                      GMV for the 2B business decreased to RMB3,349 million in the fourth quarter of 2018, representing year-on-year decline of 40.2%.

•                      Loan facilitation continues to be an important component of Uxin’s transaction services. Uxin facilitated financing for 79,738 used car transactions on its platform in the fourth quarter of 2018.

•                      M3+ delinquency rate by balance1 was 1.41% as of December 31, 2018, improved from 1.43% as of September 30, 2018.

Fourth Quarter 2018 Financial Highlights:

•                      Total revenues in the fourth quarter were RMB1,136.7 million (US$165.6 million), representing year-on-year growth of 61.6%.

•                      2C transaction facilitation revenue in the fourth quarter was RMB317.5 million (US$46.3 million), representing year-on-year growth of 263.2%.

•                      2C loan facilitation revenue in the fourth quarter was RMB619.8 million (US$90.3 million), representing year-on-year growth of 81.3%.

•                      2B transaction facilitation revenue in the fourth quarter was RMB145.7 million (US$21.2 million), representing year-on-year decline of 16.4%.

•                      Gross profit was RMB783.3 million (US$114.1 million) in the fourth quarter of 2018. Gross margin increased to 68.9% in the fourth quarter of 2018, compared to 64.9% in the same period last year.

•                      Loss from operations in the fourth quarter of 2018 was RMB266.0 million (US$38.8 million), compared to RMB483.1 million in the same period last year.

•                      Non-GAAP adjusted loss from operations in the fourth quarter was RMB193.7 million (US$28.2 million), compared to RMB454.9 million in the same period last year.

•                      Net loss in the fourth quarter was RMB314.6 million (US$45.8 million), compared to a net loss of RMB901.6 million in the same period last year. Net loss as a percentage of total revenues was 27.7% in the fourth quarter of 2018, decreased from 128.2% in the same period last year.

•                  Non-GAAP adjusted net loss in the fourth quarter was RMB242.2 million (US$35.3 million), compared to RMB488.7 million in the same period last year. Non-GAAP adjusted net loss as a percentage of total revenues was 21.3% in the fourth quarter of 2018, decreased from 69.5% in the same period last year.

(1)         M3+ delinquency rate is defined as the outstanding principal balance of used car loans that were 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through the Company’s 2C business (including the principal of loans it paid financing partners under its guarantee to financing partners) as of a specific date.

Full Year 2018 Operational Highlights:

•                      Transaction volume for the 2C business increased to 494,826 units in the full year 2018, representing year-on-year growth of 74.3%.

•                      Transaction volume for the 2B business decreased to 319,672 units in the full year 2018, representing year-on-year decline of 8.8%, due to the Company’s change of approach in serving consumers with car-selling needs, as well as dealers’ growing appetite for retail transactions through Uxin’s 2C platform.

•                      GMV for the 2C business increased to RMB39,809 million in the full year 2018, representing year-on-year growth of 53.0%.

•                      GMV for the 2B business decreased to RMB15,253 million in the full year 2018, representing year-on-year decline of 12.2%.

•                      Loan facilitation continues to be an important component of Uxin’s transaction services. Uxin facilitated financing for 228,082 used car transactions on its platform in the full year 2018.

•                      M3+ delinquency rate by balance was 1.41% as of December 31, 2018, compared to 1.37% as of December 31, 2017.

Full Year 2018 Financial Highlights:

•                      Total revenues in the full year 2018 were RMB3,315.4 million (US$483.1 million), representing year-on-year growth of 69.9%.

•                      2C transaction facilitation revenue in the full year 2018 was RMB645.3 million (US$94.0 million), representing year-on-year growth of 180.3%.

•                      2C loan facilitation revenue in the full year 2018 was RMB1,774.1 million (US$258.5 million), representing year-on-year growth of 87.8%.

•                      2B transaction facilitation revenue in the full year 2018 was RMB606.6 million (US$88.4 million), representing year-on-year growth of 16.8%.

•                      Gross profit was RMB2,176.5 million (US$317.1 million) in the full year 2018. Gross margin increased to 65.6% in the full year 2018, compared to 61.7% in the prior year.

•                      Loss from operations in the full year 2018 was RMB2,565.9 million (US$373.9 million), compared to RMB1,823.2 million in the prior year.

•                      Non-GAAP adjusted loss from operations in the full year 2018 was RMB1,513.9 million (US$220.6 million), compared to RMB1,657.3 million in the prior year.

•                      Net loss in the full year 2018 was RMB1,538.3 million (US$224.1 million), compared to a net loss of RMB2,747.8 million in the prior year. Net loss as a percentage of total revenues was 46.4% in the full year 2018, decreased from 140.8% in the prior year.

•                      Non-GAAP adjusted net loss in the full year 2018 was RMB1,671.3 million (US$243.5 million), compared to RMB1,696.1 million in the prior year. Non-GAAP adjusted net loss as a percentage of total revenues was 50.4% in the full year 2018, decreased from 86.9% in the prior year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to end the year with another set of strong results, with total revenues in the fourth quarter exceeding the high-end of previous guidance. We continued to attract consumers through Uxin’s unique value proposition of a broad selection of used cars, digital transparency and a one-stop solution. We facilitated over 160,000 used car transactions on our 2C platform in the fourth quarter, representing a year-on-year increase of 93.6%. More importantly, we experienced an exponential growth in cross-regional transactions, with transaction volume exceeding 10,000 used cars in December alone, and over 22,000 in the fourth quarter. This reflects the revolutionary impact of our business model on China’s used car supply chain, as well as growing appreciation of Uxin’s brand and services.”

Mr. Dai added, “Looking into 2019, we will continue to increase our focus on the 2C business. From a commercial perspective, we see much greater growth potential in the 2C business, especially in terms of cross-regional transactions. We have identified a number of strategic initiatives to strengthen our capabilities on this front. For example, we will adopt a franchise model to complement our self-operated service centers, in order to better penetrate lower-tier cities and expand coverage of our offline network. Regarding our 2B business, while it may decline as a proportion of total revenues as a result of our strategic shift to the 2C business, it will continue to serve as an important arm of our group, as it enables us to strengthen our relationships with dealers and enhance the stickiness to our platform, thus facilitating the growth of our 2C business. As we implement these initiatives and continue to enhance our value proposition, we are confident that we will solidify our position as China’s largest used car e-commerce platform.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “Our strong execution across all business lines helped us conclude the year on a strong footing. Total revenues increased by 61.6% year-on-year to RMB1.1 billion in the fourth quarter, primarily driven by the robust growth of our 2C business, which increased by 118.3% year-on-year. We also expanded our gross margin to 68.9% in the fourth quarter from 64.9% in the same period last year, reflecting the ongoing optimization of our business model and effective cost control measures. Moreover, we continued to gain operating leverage during the fourth quarter as we benefited from greater scale and operating efficiency. In particular, we made strong progress optimizing sales and marketing with related expenses declining to 60.6% as a percentage of revenues in the fourth quarter, compared to 87.5% in the prior quarter, and 98.7% in the same period last year. Going forward, we will continue to focus on driving the growth of our 2C business while increasing operating efficiency to build a sustainable business and generate long-term value for our shareholders.”

Fourth Quarter 2018 Financial Results

Total revenues in the fourth quarter of 2018 increased by 61.6% to RMB1,136.7 million (US$165.6 million) from RMB703.4 million in the same period last year, primarily due to the increases in 2C transaction volume, transaction facilitation take rate2 and amount of loans facilitated.

2C Business: Revenue of the 2C business increased to RMB937.3 million (US$136.6 million) in the fourth quarter of 2018, representing growth of 118.3% from RMB429.3 million in the same period last year.

(2)   Take rate is measured by the revenue of the 2C/2B used car business divided by the GMV of the 2C/2B business.

•                      2C transaction facilitation revenue was RMB317.5 million (US$46.3 million) in the fourth quarter of 2018, representing an increase of 263.2% from RMB87.4 million in the same period last year, primarily due to the increases in the transaction volume and GMV of used cars sold through the 2C business. The transaction volume for the 2C business increased to 168,395 units in the fourth quarter of 2018, representing year-on-year growth of 93.6%. The GMV for the 2C business increased to RMB13,058 million in the fourth quarter of 2018, representing year-on-year growth of 73.7%. As a result of the Company’s greater efforts to facilitate cross-regional transactions and higher pricing power generated from enhanced service and user experience, the take rate for 2C transaction facilitation reached 2.4% during the quarter, compared to 1.2% in the same period last year. As the main driver, the take rate for cross-regional transactions exceeded 5% during the quarter.

•                      2C loan facilitation revenue increased to RMB619.8 million (US$90.3 million) in the fourth quarter of 2018, representing an increase of 81.3% from RMB341.9 million in the same period last year, primarily due to the increases in the transaction volume and amount of loans facilitated. The attach rate3 of the loan facilitation services slightly increased to 47.4% in the fourth quarter of 2018, mainly driven by the increasing volume of cross-regional transactions. The average service fee rate for used car loan facilitation, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, was 7.0% in the fourth quarter of 2018, compared to 7.4% in the same period last year.

2B Business:

•                      2B transaction facilitation revenue was RMB145.7 million (US$21.2 million) in the fourth quarter of 2018, representing a decrease of 16.4% from the same period last year, due to the decline in transaction volume. The transaction volume for the 2B business decreased to 72,081 units in the fourth quarter of 2018, due to the Company’s change of approach in serving consumers with car-selling needs as disclosed in the earnings release for the second quarter of 2018, as well as dealers’ growing appetite for retail transactions through the Company’s 2C platform. The GMV for the 2B business decreased to RMB3,349 million in the fourth quarter, representing year-on-year decrease of 40.2%. The take rate for 2B transaction facilitation increased to 4.3% in the fourth quarter, compared to 3.1% in the same period last year, as a result of Uxin’s increasing pricing power.

Cost of revenues increased by 43.1% year-on-year to RMB353.3 million (US$51.5 million) in the fourth quarter of 2018, primarily due to the increases in costs of fulfillment, title transfer and registration which were correspondingly driven by the increase in the transaction volume, as well as the increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service.

Gross margin was 68.9% in the fourth quarter of 2018, compared to 64.9% in the same period last year.

Total operating expenses were RMB1,049.4 million (US$152.9 million) in the fourth quarter of 2018. Total operating expenses excluding share-based compensation expenses were RMB977.0 million.

(3)   The attach rate of used car loan facilitation services in the 2C business was measured by the number of used car loans facilitated divided by the total number of 2C used car transactions.

•                      Sales and marketing expenses slightly decreased by 0.8% year-on-year to RMB688.9 million (US$100.4 million) in the fourth quarter of 2018. The well-managed sales and marketing expenses reflects the Company’s continuous efforts of enhancing operating efficiency and focus on conversion. Sales and marketing expenses excluding share-based compensation expenses as a percentage of total revenues was 60.6% during the quarter, compared to 98.7% in the same period last year.

•                      General and administrative expenses increased by 79.4% year-on-year to RMB272.1 million (US$39.6 million) in the fourth quarter of 2018. The increase was mainly due to the increases in salaries and benefits expenses, share-based compensation expenses and professional service fees. The general and administrative expenses, excluding share-based compensation expenses of RMB71.6 million, were RMB200.5 million which represented 17.6% of total revenues, compared to 17.6% in the same period last year.

•                      Research and development expenses increased by 23.3% year-on-year to RMB96.6 million (US$14.1 million) in the fourth quarter of 2018. The increase was primarily due to the increase in salaries and benefits expenses. The research and development expenses, excluding share-based compensation expenses of RMB0.8 million, were RMB95.8 million which represented 8.4% of total revenues, compared to 11.1% in the same period last year.

Gains/Loss from guarantee liability resulted in a gain of RMB8.2 million (US$1.2 million) in the fourth quarter of 2018. The gain was the result of improved delinquency rate compared to that as of the third quarter of 2018.

Loss from operations in the fourth quarter of 2018 was RMB266.0 million (US$38.8 million), compared to RMB483.1 million in the same period last year. Non-GAAP adjusted loss from operations was RMB193.7 million (US$28.2 million) in the fourth quarter of 2018.

Fair value change of derivative liabilities was nil in the fourth quarter of 2018, compared to a loss of RMB384.7 million in the same period last year. The impact of derivative liabilities would no longer exist going forward as the preferred shares were converted into ordinary shares at the time of IPO.

Net loss in the fourth quarter of 2018 was RMB314.6 million (US$45.8 million), compared to a net loss of RMB901.6 million in the same period last year. The narrowed net loss was primarily due to greater operating leverage and decrease of loss from fair value change of derivative liabilities.

Non-GAAP adjusted net loss, which excludes share-based compensation expenses of RMB72.4 million, was RMB242.2 million (US$35.3 million) in the fourth quarter of 2018, compared to RMB488.7 million in the same period last year.

As of December 31, 2018, the Company had cash and cash equivalents of RMB801.0 million (US$116.7 million), short-term investment in the form of time deposit and other investment products of RMB596.1 million (US$86.9 million), and restricted cash of RMB2,013.0 million (US$293.3 million).

Full Year 2018 Financial Results

Total revenues in the full year 2018 increased by 69.9% to RMB3,315.4 million (US$483.1 million) from RMB1,951.4 million in the prior year, primarily due to the increases in transaction volume, take rate and amount of loans facilitated.

2C Business: Revenue of the 2C business increased to RMB2,419.4 million (US$352.5 million) in the full year 2018, representing growth of 106.0% from RMB1,174.7 million in the prior year.

•                      2C transaction facilitation revenue was RMB645.3 million (US$94.0 million) in the full year 2018, representing an increase of 180.3% from RMB230.3 million in the prior year, primarily due to the increases in the transaction volume and GMV of used cars sold through the 2C business. The transaction volume for the 2C business increased to 494,826 units in the full year 2018, representing year-on-year growth of 74.3%. The GMV for the 2C business increased to RMB39,809 million in the full year 2018, representing year-on-year growth of 53.0%. As a result of the Company’s greater efforts to facilitate cross-regional transactions and higher pricing power generated from enhanced service and user experience, the take rate for 2C transaction facilitation increased to 1.6% in the full year 2018, compared to 0.9% in the prior year.

•                      2C loan facilitation revenue increased to RMB1,774.1 million (US$258.5 million) in the full year 2018, representing an increase of 87.8% from RMB944.4 million in the prior year, primarily due to the increases in the transaction volume and amount of loans facilitated. The attach rate of the loan facilitation services slightly increased to 46.1% in the full year 2018, mainly driven by the increasing volume of cross-regional transactions. The average service fee rate for used car loan facilitation was 7.0% in the full year 2018, compared to 6.2% in the prior year.

2B Business:

•                      2B transaction facilitation revenue was RMB606.6 million (US$88.4 million) in the full year 2018, representing an increase of 16.8% from the prior year, due to the increase in take rate. The transaction volume for the 2B business decreased to 319,672 units in the full year 2018, due to the Company’s change of approach in serving consumers with car-selling needs as disclosed in the earnings release for the second quarter of 2018, as well as dealers’ growing appetite for retail transactions through the Company’s 2C platform. Despite the impact of the change in business approach, B2B business experienced 8.9% year-on-year growth in terms of number of transactions in the full year 2018. The GMV for the 2B business decreased to RMB15,253 million in the full year 2018, representing year-on-year decrease of 12.2%. Excluding the impact of the change in business approach, B2B business experienced 6.0% year-on-year growth in terms of GMV. The take rate for 2B transaction facilitation increased to 4.0% in the full year 2018, compared to 3.0% in the prior year, as a result of Uxin’s increasing pricing power.

Cost of revenues increased by 52.3% year-on-year to RMB1,139.0 million (US$166.0 million) in the full year 2018, primarily due to the increases in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sale service, as well as costs of fulfillment, title transfer and registration which were correspondingly driven by the increase in the transaction volume.

Gross margin was 65.6% in the full year 2018, compared to 61.7% in the prior year.

Total operating expenses were RMB4,742.4 million (US$691.0 million) in the full year 2018. Total operating expenses excluding share-based compensation expenses were RMB3,690.5 million.

•                      Sales and marketing expenses increased by 22.0% year-on-year to RMB2,687.0 million (US$391.5 million) in the full year 2018. The increase was primarily due to the increase in salaries and benefits expenses. Sales and marketing expenses excluding share-based compensation expenses as a percentage of total revenues was 81.0% in the full year 2018, compared to 112.9% in the prior year.

•                      General and administrative expenses increased by 187.4% year-on-year to RMB1,724.1 million (US$251.2 million) in the full year 2018. The increase was mainly due to the increases in share-based compensation expenses and salaries and benefits expenses. The general and administrative expenses, excluding share-based compensation expenses of RMB1,033.5 million, were RMB690.6 million which represented 20.8% of total revenues, compared to 22.2% in the prior year.

•                      Research and development expenses increased by 45.8% year-on-year to RMB329.4 million (US$48.0 million) in the full year 2018. The increase was primarily due to the increases in salaries and benefits expenses, share-based compensation expenses and rental expenses. The research and development expenses, excluding share-based compensation expenses of RMB18.0 million, were RMB311.4 million which represented 9.4% of total revenues, compared to 11.6% in the prior year.

Gains/Loss from guarantee liability resulted in a loss of RMB1.9 million (US$0.3 million) in the full year 2018. The loss was due to the slight increase in delinquency rate as of the first quarter of 2018 compared to that as of the prior year.

Loss from operations in the full year 2018 was RMB2,565.9 million (US$373.9 million), compared to RMB1,823.2 million in the prior year. Non-GAAP adjusted loss from operations was RMB1,513.9 million (US$220.6 million) in the full year 2018.

Fair value change of derivative liabilities was a gain of RMB1,185.1 million (US$172.7 million) in the full year 2018, compared to a loss of RMB885.8 million in the prior year.

Net loss in the full year 2018 was RMB1,538.3 million (US$224.1 million), compared to a net loss of RMB2,747.8 million in the prior year. The narrowed net loss was primarily due to the increase of revenues and gain from fair value change of derivative liabilities.

Non-GAAP adjusted net loss, which excludes share-based compensation expenses of RMB1,052.0 million and gain form fair value change of derivative liabilities of RMB1,185.1 million, was RMB1,671.3 million (US$243.5 million) in the full year 2018, compared to RMB1,696.1 million in the prior year.

Recent Update

With the Company’s great efforts in executing 2C business initiatives, cross-regional transactions experienced exponential growth towards the end of 2018, and started to contribute an increasingly significant portion of transaction volume as well as revenues.

Business Outlook

For the first quarter of 2019, Uxin expects total revenues to be in the range of RMB900 million to RMB950 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on March 14, 2019 U.S. Eastern Time (8:00 PM on March 14, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 866 519 4004 or +1 845 675 0437
International:	+65 6713 5090
Mainland China:	400 620 8038 or 800 819 0121
Hong Kong:	800 906 601 or +852 3018 6771
Conference ID:	5079833

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com/.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 29, 2019, by dialing the following telephone numbers:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	5079833

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 670 service centers in over 270 cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8632 to US$1.00, representing the index rate as of the end of December 2018 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward- looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	Three months ended			Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues:
2C Transaction facilitation revenue	87,410	317,493	46,260	230,250	645,335	94,028
2C Loan facilitation revenue	341,939	619,827	90,312	944,406	1,774,065	258,489
2B Transaction facilitation revenue	174,233	145,659	21,223	519,276	606,599	88,384
Others	99,851	53,683	7,822	257,440	289,450	42,174
Total revenues	703,433	1,136,662	165,617	1,951,372	3,315,449	483,075
Operating cost and expenses:
Cost of revenue	(246,983)	(353,335)	(51,483)	(747,788)	(1,138,995)	(165,957)
Sales and marketing	(694,499)	(688,930)	(100,380)	(2,203,139)	(2,686,956)	(391,502)
General and administrative	(151,695)	(272,077)	(39,643)	(599,905)	(1,724,060)	(251,204)
Research and development	(78,345)	(96,585)	(14,073)	(226,010)	(329,430)	(47,999)
(Losses)/gains from guarantee liability	(15,053)	8,230	1,199	2,284	(1,931)	(281)
Total operating cost and expenses	(1,186,575)	(1,402,697)	(204,380)	(3,774,558)	(5,881,372)	(856,943)
Loss from operations	(483,142)	(266,035)	(38,763)	(1,823,186)	(2,565,923)	(373,868)
Interest expenses	(34,191)	(35,357)	(5,151)	(30,183)	(120,453)	(17,550)
Other expenses	(1,433)	(10,911)	(1,590)	(12,112)	(16,813)	(2,450)
Foreign exchange gains/(losses)	130	(710)	(103)	477	(8,232)	(1,199)
Fair value change of derivative liabilities	(384,674)	—	—	(885,821)	1,185,090	172,673
Loss before income tax expense	(903,310)	(313,013)	(45,607)	(2,750,825)	(1,526,331)	(222,394)
Income tax credit/(expense)	1,703	(4,183)	(609)	(570)	(14,585)	(2,125)
Equity in gains of affiliates	—	2,631	383	3,597	2,631	383
Net loss	(901,607)	(314,565)	(45,833)	(2,747,798)	(1,538,285)	(224,136)
Less: net loss attributable to non-controlling interests shareholders	(3,275)	(552)	(80)	(25,202)	(15,771)	(2,298)
Net loss attributable to UXIN LIMITED	(898,332)	(314,013)	(45,753)	(2,722,596)	(1,522,514)	(221,838)
Accretion on redeemable preferred shares	(142,485)	—	—	(555,824)	(318,951)	(46,473)
Deemed dividend to preferred shareholders	(347,557)	—	—	(587,564)	(544,773)	(79,376)
Deemed dividend from preferred shareholders	33,976	—	—	92,779	—	—
Net loss attributable to ordinary shareholders	(1,354,398)	(314,013)	(45,753)	(3,773,205)	(2,386,238)	(347,687)

Net loss	(901,607)	(314,565)	(45,833)	(2,747,798)	(1,538,285)	(224,136)
Foreign currency translation	18,346	9,069	1,321	43,406	4,818	702
Total comprehensive loss	(883,261)	(305,496)	(44,512)	(2,704,392)	(1,533,467)	(223,434)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(3,462)	(2,009)	(293)	(27,861)	(22,359)	(3,258)
Total comprehensive loss attributable to Uxin’s shareholders	(879,799)	(303,487)	(44,219)	(2,676,531)	(1,511,108)	(220,176)

Net loss attributable to ordinary shareholders	(1,354,398)	(314,013)	(45,753)	(3,773,205)	(2,386,238)	(347,687)
Weighted average shares outstanding-basic	49,318,860	877,898,987	877,898,987	49,318,860	477,848,763	477,848,763
Weighted average shares outstanding-diluted	49,318,860	877,898,987	877,898,987	49,318,860	477,848,763	477,848,763
Net loss per share-basic	(27.46)	(0.36)	(0.05)	(76.51)	(4.99)	(0.73)
Net loss per share-diluted	(27.46)	(0.36)	(0.05)	(76.51)	(4.99)	(0.73)

* Share-based compensation charges included are as follows:

	Three months ended			Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Cost of revenue	—	—	—	—	158	23
Sales and marketing	—	7	1	—	411	60
General and administrative	28,217	71,576	10,429	165,873	1,033,498	150,585
Research and development	—	789	115	—	17,965	2,618

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of
	December 31,	As of December 31,
	2017	2018
	RMB	RMB	USD
ASSETS:

Current assets:
Cash and cash equivalents	291,973	800,997	116,709
Restricted cash	1,617,230	2,013,030	293,308
Accounts receivable	40,155	51,610	7,520
Short-term investments	1,000	596,078	86,851
Amounts due from related parties	608,291	—	—
Advance to consumers on behalf of financing partners	827,417	521,908	76,044
Loan recognized as a result of payment under the guarantee, net	252,555	553,688	80,675
Advance to sellers	246,287	692,714	100,932
Other receivables, net	251,649	707,404	103,072
Inventory	77,941	19,380	2,823
Prepaid expenses and other current assets	249,769	417,314	60,805
Financial lease receivables, net	438,693	294,511	42,912
Total current assets	4,902,960	6,668,634	971,651

Non-current assets:
Property, equipment and software, net	156,625	199,271	29,035
Intangible assets, net	9,949	21,179	3,086
Goodwill	75,849	110,424	16,089
Long term investments	40,628	349,882	50,979
Other non-current assets	112,902	—	—
Total non-current assets	395,953	680,756	99,189

TOTAL ASSETS	5,298,913	7,349,390	1,070,840

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	426,783	624,588	91,005
Accounts payable	65,694	156,320	22,777
Guarantee liabilities	173,907	321,255	46,808
Deposit of interests from consumers and payable to financing partners—current	732,273	482,827	70,350
Advance from buyers collected on behalf of sellers	226,891	375,803	54,756
Other payables and accruals	927,389	1,197,300	174,452
Deferred revenue	27,598	115,160	16,779
Other current liabilities	163,355	—	—
Derivative liabilities	1,596,424	—	—
Convertible bonds	—	1,188,192	173,125

Total current liabilities	4,340,314	4,461,445	650,052

Non-current liabilities:
Long-term borrowings	374,104	481,801	70,201
Deposit of interests from consumers and payable to financing partners—non-current	343,823	29,742	4,334
Deferred tax liabilities	1,653	4,759	693

Total non-current liabilities	719,580	516,302	75,228

Total liabilities	5,059,894	4,977,747	725,280

Mezzanine equity

Series A	94,411	—	—
Series A-1	69,193	—	—
Series B	180,294	—	—
Series C	408,559	—	—
Series D	1,703,667	—	—
Series E	1,146,351	—	—
Series F	1,563,657	—	—
Series G	3,214,932	—	—
Redeemable non-controlling interests	39,580	—	—

Total mezzanine equity	8,420,644	—	—

Shareholders’ (deficit)/equity:
Ordinary shares	30	575	84
Additional paid-in capital	—	12,967,986	1,889,496
Accumulated other comprehensive income	76,607	86,061	12,539
Accumulated deficit	(8,207,801)	(10,680,489)	(1,556,197)

Total Uxin’s shareholders’ (deficit)/equity	(8,131,164)	2,374,133	345,922
Non-controlling interests	(50,461)	(2,490)	(362)
Total shareholders’ (deficit)/equity	(8,181,625)	2,371,643	345,560

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ (DEFICIT)/EQUITY	5,298,913	7,349,390	1,070,840

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	Three months ended			Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Loss from operations	(483,142)	(266,035)	(38,763)	(1,823,186)	(2,565,923)	(373,868)
Add: Share-based compensation expenses
- Cost of revenue	—	—	—	—	158	23
- Sales and marketing	—	7	1	—	411	60
- General and administrative	28,217	71,576	10,429	165,873	1,033,498	150,585
- Research and development	—	789	115	—	17,965	2,618

Non-GAAP adjusted loss from operations	(454,925)	(193,663)	(28,218)	(1,657,313)	(1,513,891)	(220,582)

	Three months ended			Year ended
	December 31, 2017	December 31, 2018		December 31, 2017	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Net loss	(901,607)	(314,565)	(45,833)	(2,747,798)	(1,538,285)	(224,136)

Add: Share-based compensation expenses
- Cost of revenue	—	—	—	—	158	23
- Sales and marketing	—	7	1	—	411	60
- General and administrative	28,217	71,576	10,429	165,873	1,033,498	150,585
- Research and development	—	789	115	—	17,965	2,618

Fair value change of derivative liabilities	384,674	—	—	885,821	(1,185,090)	(172,673)

Non-GAAP adjusted net loss	(488,716)	(242,193)	(35,288)	(1,696,104)	(1,671,343)	(243,523)

Non-GAAP adjusted net loss per share—basic	(9.84)	(0.27)	(0.04)	(33.83)	(3.45)	(0.50)
Non-GAAP adjusted net loss per share—diluted	(9.84)	(0.27)	(0.04)	(33.83)	(3.45)	(0.50)
Weighted average shares outstanding—basic	49,318,860	877,898,987	877,898,987	49,318,860	477,848,763	477,848,763
Weighted average shares outstanding—diluted	49,318,860	877,898,987	877,898,987	49,318,860	477,848,763	477,848,763

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8632 as of the end of December 2018 stipulated by the People’s Bank of China.